 CONFORMED

Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 or 15d-16
of The Securities Exchange Act of 1934

For the month of July, 2009	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.
(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

For Immediate Release

July 21, 2009

Grupo Radio Centro Reports Second Quarter and First Half 2009 Results

Mexico City, July 21, 2009 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2009. All figures were prepared in accordance with the Financial Reporting Standards issued by the Mexican Board for Research and Development of Financial Information Standards.

Second Quarter Results

Broadcasting revenue for the second quarter of 2009 was Ps. 177,990,000, a 2.52% increase compared to the Ps. 173,613,000 reported for the second quarter of 2008. This increase was mainly attributable to slightly higher advertising expenditures by the Company’s clients in Mexico during the second quarter of 2009 compared to the same period of 2008, and to the incorporation of the Company’s operation of Los Angeles radio station, KXOS-FM, pursuant to a Local Marketing Agreement (the “LMA”) with Emmis Communications Corporation during its first months of operations.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the second quarter of 2009 were Ps. 131,700,000, a 20.99% increase compared to the Ps. 108,856,000 reported for the second quarter of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with the Los Angeles radio station KXOS-FM, to which the Company began providing programming in April 2009 pursuant to the LMA and (ii) an increase in the peso cost of U.S. dollar-denominated rental payments under the Company’s agreement to operate Mexican station XHFO-FM, given the lower value of the Mexican peso in the second quarter of 2009 compared to the second quarter of 2008.

For the second quarter of 2009, the Company recorded broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) of Ps. 46,290,000, a 28.52% decrease compared to the Ps. 64,757,000 reported for the second quarter of 2008. This decrease was mainly attributable to the aforementioned increase in broadcasting expenses.

Depreciation and amortization expenses for the second quarter of 2009 were Ps. 6,614,000, a 17.85% decrease compared to the Ps. 8,051,000 reported for the second quarter of 2008, due to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses were Ps. 3,779,000 in the second quarter of 2009, a slight decline compared to the Ps. 3,805,000 reported for the second quarter of 2008.

The Company recorded operating income of Ps. 35,897,000 in the second quarter of 2009, a 32.14% decrease compared to the Ps. 52,901,000 in operating income reported for the second quarter of 2008. This decline was due to increased broadcasting expenses during the second quarter of 2009 compared to the second quarter of 2008, as described above.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2009 Results

During the second quarter of 2009, other expenses, net, were Ps. 34,859,000, a 176.18% increase compared to the Ps. 12,622,000 reported for the second quarter of 2008. This increase was mainly attributable to legal expenses incurred during the second quarter of 2009 in connection with the Company’s entry into the LMA.

The Company’s comprehensive financing cost for the second quarter of 2009 was Ps. 24,710,000, compared to Ps. 4,370,000 in the second quarter of 2008. This unfavorable change was primarily due to (i) a Ps. 16,030,000 loss on net foreign currency exchange attributable to a decline in the peso value of a U.S. denominated loan from the Company to a U.S. subsidiary, and (ii) a 130.05% increase in interest expense associated with the Company’s loan from Banco Inbursa, S.A. to fund amounts payable under the LMA.

For the second quarter of 2009, the Company recorded a loss before taxes of Ps. 23,672,000, representing a decline from income before taxes of Ps. 35,909,000 reported for the second quarter of 2008, which was primarily attributable to the increases in broadcasting expenses, other expenses and in the Company’s comprehensive financing cost during the second quarter of 2009, as described above.

The Company recorded income taxes of Ps. 4,615,000 in the second quarter of 2009, a 55.92% decrease compared to the Ps. 10,469,000 recorded in the second quarter of 2008. This decline was due to lower taxable income in the second quarter of 2009 than in the second quarter of 2008.

As a result of the foregoing, the Company had a net loss for the second quarter of 2009 of Ps. 28,287,000, compared to net income of Ps. 25,440,000 in the second quarter of 2008.

First Half Results

For the six months ended June 30, 2009, broadcasting revenue was Ps. 333,781,000, a 10.57% increase compared to the Ps. 301,871,000 reported for the same period of 2008. The increase was mainly attributable to an increase in advertising expenditures by the Company’s clients, who purchased more airtime during the first half of 2009 than the comparable period of 2008 and to a lesser extent to the incorporation of the Company’s operation of Los Angeles radio station, KXOS-FM, during its first months of operations.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2009 were Ps. 243,850,000, a 14.57% increase compared to the Ps.  212,837,000 reported for the same period of 2008. This increase was primarily due to (i) broadcasting expenses incurred in connection with the provision of programming to KXOS-FM, beginning in April 2009, (ii) higher sales commissions due to the increase in broadcasting revenue, and (iii) the increase in the peso cost of U.S. dollar-denominated rental payments under the Company’s agreement to operate XHFO-FM, given the lower value of the Mexican peso in the first six months of 2009 compared to the first six months of 2008.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2009 Results

Broadcasting income (i.e., broadcasting revenue minus broadcasting expenses, excluding depreciation, amortization and corporate, general and administrative expenses) for the first six months of 2009 was Ps. 89,931,000, a 1.01% increase compared to the Ps. 89,034,000 reported for the same period of 2008.

Depreciation and amortization expenses for the first six months of 2009 were Ps. 13,154,000, a 16.39% decrease compared to the Ps. 15,732,000 reported for the same period of 2008. This decrease was due to a reduction in the amount of depreciable assets.

The Company’s corporate, general and administrative expenses for the first six months of 2009 were Ps. 7,557,000, a slight increase compared to the Ps. 7,300,000 reported for the same period of 2008.

As a result of the foregoing, the Company recorded operating income of Ps. 69,220,000 for the first six months of 2009, a 4.88% increase compared to the Ps. 66,002,000 reported for the same period of 2008.

Other expenses, net, for the first six months of 2009 were Ps. 46,744,000, a 91.22% increase compared to the Ps. 24,445,000 reported for the same period of 2008. This increase was mainly attributable to legal expenses incurred during the second quarter of 2009 in connection with the Company’s entry into the LMA.

The Company’s comprehensive cost of financing for the first six months of 2009 was Ps. 25,782,000, compared to Ps. 4,507,000 in the same period of 2008. This unfavorable change was primarily due to (i) a Ps. 15,241,000 loss on net foreign currency exchange attributable to a decline in the peso value of a U.S. denominated loan from the Company to a U.S. subsidiary and (ii) a 127.55% increase in interest expense associated with the Company’s loan from Banco Inbursa, S.A. to fund amounts payable under the LMA.

For the first six months of 2009, the Company recorded a loss before taxes of Ps. 3,306,000 compared to income before taxes of Ps. 37,050,000 in the same period of 2008, mainly due to the aforementioned increases in other expenses and in the Company’s comprehensive cost of financing.

The Company recorded income taxes of Ps. 10,318,000 for the first six months of 2009, a slight decline compared to the Ps. 10,800,000 recorded in the same period of 2008.

As a result of the foregoing, the Company recorded a net loss of Ps. 13,624,000 in the first six months of 2009, compared to net income of Ps. 26,250,000 in the first six months of 2008.

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2009 Results

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations, in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to, 108 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A.B. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 7018	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2009 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V. CONSOLIDATED UNAUDITED BALANCE SHEETS as of June 30, 2009 and 2008 (figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)

	June 30,
	2009		2008
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and temporary investments	3,809	50,286	104,366

Accounts receivable:
Broadcasting, net	16,553	218,540	161,774
Other	1,444	19,060	5,658
	17,997	237,600	167,432
Prepaid expenses	8,947	118,126	26,206
Total current assets	30,753	406,012	298,004

Property and equipment, net	36,622	483,493	467,669
Prepaid expenses	5,542	73,167	0
Deferred charges, net	309	4,073	5,216
Excess of cost over book value of net assets of subsidiaries, net	62,780	828,863	828,863
Other assets	253	3,340	3,325
Total assets	136,259	1,798,948	1,603,077

LIABILITIES
Current:
Notes payable	2,436	32,167	0
Advances from customers	8,142	107,492	111,219
Suppliers and other accounts payable	6,382	84,262	72,030
Taxes payable	2,165	28,588	24,299
Total current liabilities	19,125	252,509	207,548

Long-Term:
Notes payable	12,119	160,000	0
Reserve for labor liabilities	4,772	62,997	60,116
Deferred taxes	298	3,940	2,233
Total liabilities	36,314	479,446	269,897

SHAREHOLDERS' EQUITY
Capital stock	85,622	1,130,410	1,130,409
Cumulative earnings	10,922	144,194	158,240
Reserve for repurchase of shares	3,321	43,837	43,839
Minority interest	80	1,061	692
Total shareholders' equity	99,945	1,319,502	1,333,180
Total liabilities and Shareholders' equity	136,259	1,798,948	1,603,077

(1)	Peso amounts have been translated in to U.S. dollars, solely for the con venience of the reader, at the rate of Ps. 13.2023 per U.S. dollar, the rate on June 30, 2009

Grupo Radio Centro, S.A.B. de C.V.
Second Quarter 2009 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2009 and 2008
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1) , except per Share and per ADS amounts)

	2nd Quarter			Accumulated 6 months
	2009		2008	2009		2008
	U.S.$(1)	Ps.	Ps.	U.S.$(1)	Ps.	Ps.
Broadcasting revenue (2)	13,482	177,990	173,613	25,282	333,781	301,871
Broadcasting expenses, excluding depreciation,
amortization and corporate, general and administrative
expenses	9,976	131,700	108,856	18,470	243,850	212,837
Broadcasting income	3,506	46,290	64,757	6,812	89,931	89,034
Depreciation and amortization	501	6,614	8,051	996	13,154	15,732
Corporate, general and administrative expenses	286	3,779	3,805	572	7,557	7,300
Operating income	2,719	35,897	52,901	5,244	69,220	66,002
Other expenses, net	(2,640)	(34,859)	(12,622)	(3,541)	(46,744)	(24,445)
Comprehensive financing cost:
Interest expense	(670)	(8,843)	(3,844)	(813)	(10,736)	(4,718)
Interest income (2)	12	163	(452)	15	195	315
(Loss) on foreign currency exchange, net	(1,214)	(16,030)	(74)	(1,154)	(15,241)	(104)
	(1,872)	(24,710)	(4,370)	(1,952)	(25,782)	(4,507)
(Loss) Income before income taxes	(1,793)	(23,672)	35,909	(249)	(3,306)	37,050
Income taxes	350	4,615	10,469	782	10,318	10,800
Net (loss) income	(2,143)	(28,287)	25,440	(1,031)	(13,624)	26,250
Net (loss) income applicable to:
Majority interest	(681)	(8,981)	25,434	430	5,658	26,235
Minority interest	(1,462)	(19,306)	6	(1,461)	(19,282)	15
	(2,143)	(28,287)	25,440	(1,031)	(13,624)	26,250
Net income per Series A Share (3)				0.049	0.6523	0.6403
Net income per ADS (3)				0.441	5.8707	5.7627
Weighted average common shares outstanding (000's)(3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.2023 per U.S. dollar, the rate on June 30, 2009.

(2)
Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2009 and 2008 was Ps. 1,221,000 and Ps. 1,562,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2009 and 2008 was Ps. 2,569,000 and Ps. 2,211,000, respectively.

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V. (Registrant)

Date: July 23, 2009	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer